As filed with the Securities and Exchange Commission on April 29, 2016

FORM N-18F-1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company, Baillie Gifford Funds (the “Trust”), hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940 with respect to each series of the Trust, existing now or in the future, the shares of which are registered under the Securities Act of 1933. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Edinburgh, Scotland on the 21st day of April, 2016.

Attest:		BAILLIE GIFFORD FUNDS

/s/ Gareth Griffiths		By:	/s/ David Salter
Name:	Gareth Griffiths	Name:	David Salter
Title:	Secretary	Title:	President